Exhibit 99.1

DHT Holdings, Inc. first quarter 2015 results

HAMILTON, BERMUDA, April 28, 2015 – DHT Holdings, Inc. (NYSE:DHT) (“DHT” or the “Company”) today announced:

Financial and operational highlights:
USD mill. (except per share)
	Q1 2015	Q4 2014	Q3 2014	Q2 2014	Q1 2014	2014	2013
Net Revenue[1]	73.5	47.3	21.8	14.5	17.9	101.5	61.6
EBITDA	51.0	25.6	5.8	1.6	7.6	40.6	27.2
Net Income[1]	23.2	28.5[2]	(7.1)	(8.1)	(0.5)	12.9	(4.1)
EPS[3]	0.25	0.31	(0.10)	(0.12)	(0.01)	0.18	(0.24)
Interest bearing debt	654.4	661.3	640.7	204.4	205.4	661.3	156.4
Cash	176.5	166.7	134.4	146.2	220.0	166.7	126.1
Dividend[4]	0.15	0.05	0.02	0.02	0.02	0.11	0.08
Fleet (dwt)[5]	6,709,560	6,709,560	6,709,560	4,499,720	4,179,670	6,709,560	1,776,349
Spot exposure[6]	61.5%	61.4%	61.0%	61.3%	44.2%	58.2%	69.8%
Unscheduled off hire[5]	0.13%	0.15%	0.53%	0.29%	1.69%	0.55%	0.61%
Scheduled off hire[5]	0%	0%	3.7%	3.3%	4.6%	2.4%	1.13%

Highlights of the quarter:

●	EBITDA for the quarter of $51.0 million. Net income for the quarter of $23.2 million ($0.25 per share).

●	The Company’s VLCCs operating in the spot market achieved time charter equivalent earnings of $60,300 per day in the first quarter of 2015.

●	The Company will pay a dividend of $0.15 per common share for the quarter payable on May 22, 2015 for shareholders of record as of May 13, 2015.

●	In April the Company entered into firm commitments, subject to final documentation, for the debt financing of the last two of its six newbuildings ordered at Hyundai Heavy Industries (“HHI”). The financing equals about 50% of the contract prices with an average margin above Libor of about 2.2%.

1  Net of voyage expenses. 2013 Net Revenue includes $15.4 million in payment from Citigroup related to final settlement of sale of OSG claim.
2 Includes reversal of prior impairment charges totaling $31.9 million.
3 Basic EPS is calculated assuming all preferred shares issued on November 29, 2013 had been exchanged for common stock.
4 Per common share.
5 Q1 2015, Q1-Q4 2014 and 2014 include six newbuildings totaling 1,799,400 dwt to be delivered in 2015/2016.
6 As % of total operating days in period.

●	A total of $290.4 million, in financing, equal to about 50% of the contract prices, has now been secured for the six newbuildings with an average margin above Libor of 2.4%. The six newbuildings are now fully funded with previously raised equity and the committed debt financing.

●	In April the Company entered into firm commitment, subject to final documentation, for the refinancing of the Samco Scandinavia with a margin above Libor of 2.1875%.

●	During the first quarter the Company entered into the following time charters: The VLCC DHT Chris (built 2001) has been chartered to a major commodity house for a period of about 10 months from February 2015 at a rate of $45,000 per day. The two Aframax vessels, the DHT Sophie (built 2003) and the DHT Cathy (built 2004), have been chartered to an oil major for a period of 24 months from April/May 2015 at a rate of $22,500 per day. The Suezmax DHT Target (built 2001) has been chartered to an oil major for a period of 12 months from March 2015 at a rate of $30,000 per day.

●	DHT has a fleet of 20 VLCCs (including six VLCCs under construction at HHI), two Suezmaxes and two Aframaxes as well as a 50% ownership in Goodwood Ship Management. Of the 18 vessels currently in operation, nine are on fixed rate time charters and nine have spot market exposure. For more details on the fleet, please refer to our web site: http://dhtankers.com/index.php?name=About_DHT%2FFleet.html.

First Quarter 2015 Financials
We reported shipping revenues for the first quarter of 2015 of $95.6 million compared to shipping revenues of $24.5 million in the first quarter of 2014. The increase from the 2014 period to the 2015 period was due to an increase in the fleet including the addition of seven vessels through the Samco acquisition in September 2014 and a stronger market.

Voyage expenses for the first quarter of 2015 were $22.2 million, compared to voyage expenses of $6.6 million in the first quarter of 2014. The increase was mainly due to an increase in the number of vessels operating in the spot market.

Vessel operating expenses for the first quarter of 2015 were $15.0 million, compared to $7.5 million in the first quarter of 2014. The increase was due to an increase in the fleet.

Depreciation and amortization, including depreciation of capitalized survey expenses, was $19.6 million for the first quarter 2015, compared to $7.0 million in the first quarter of 2014. The increase was mainly due to an increase in the fleet.

General & administrative expense (“G&A”) for the first quarter 2015 was $7.4 million ($5.2 million cash and $2.2 million non-cash) compared to $2.7 million in the first quarter of 2014. The year-on-year difference includes the addition of the Samco organization, building up DHT’s in-house commercial department and Q1 2015 non-recurring expenses related to reduction in staff.

Net financial expenses for the first quarter of 2015 were $8.1 million compared to $1.1 million in the first quarter of 2014. The increase from the 2014 period is due to an increase in debt related to vessels acquired and the issue of the $150 million convertible senior notes in September 2014.

We had net income in the first quarter of 2015 of $23.2 million, or $0.25 per basic share, compared to a net loss of $0.5 million, or $0.01 per basic share in the first quarter of 2014.

Net cash provided by operating activities for the first quarter of 2015 was $42.8 million compared to $10.1 million for the first quarter 2014.  The increase is mainly due to an increase in the fleet and higher freight rates in the 2015 period.

Net cash used in investing activities for the first quarter of 2015 was $19.8 million mainly related to pre-delivery installments for VLCC newbuildings ordered. Net cash used in investing activities for the first quarter of 2014 was $178.0 million related the acquisition of two VLCCs totaling $99.0 million, pre-delivery installments of $77.2 million for VLCC newbuildings ordered and capitalized drydock cost totaling $1.9 million.

As of March 31, 2015, the Company had made $190.5 million in predelivery payments related to the six newbuilding contracts entered into in December 2013 and January and February 2014.  The remaining predelivery payments totaling $94.5 million are due in 2015. The final payments at delivery of the vessels totaling $288.1 million will be funded with debt financing totaling 290.4 million that has been secured.

Net cash used in financing activities for the first quarter of 2015 was $13.2 million related to cash dividend paid and repayment of long term debt.  Net cash provided by financing activities for the first quarter of 2014 was $261.9 million. In the first quarter of 2014 we completed a registered direct offering of 30,300,000 shares generating net proceeds of $215.9 million after expenses and issued long term debt of $47.4 million.

We declared a cash dividend of $0.15 per common share for the first quarter of 2015 payable on May 22, 2015 for shareholders of record as of May 13, 2015.

We monitor our covenant compliance on an ongoing basis. As of the date of our most recent compliance certificates submitted for the first quarter of 2015, we remain in compliance with our financial covenants.

As of March 31, 2015, our cash balance was $176.4 million, compared to $166.7 million as of December 31, 2014.

As of March 31, 2015, we had 92,850,581 shares of our common stock outstanding compared to 69,416,381 as of March 31, 2014.  The increase is mainly a result of the issue of 23,076,924 shares of common stock during the third quarter of 2014.

Reconciliation of Non-GAAP financial measures ($ in thousands)

	Q1 2015	Q4 2014	Q3 2014	Q2 2014	Q1 2014	2014	2013
Reconciliation of Net Revenue and EBITDA

Shipping revenues	95,635	72,853	34,067	19,368	24,500	150,789	87,012
Voyage expenses	(22,175)	(25,570)	(12,253)	(4,873)	(6,638)	(49,333)	(25,400)
Net Revenue	73,460	47,283	21,815	14,495	17,863	101,455	61,612

Vessel operating expenses	(15,020)	(14,712)	(10,414)	(10,094)	(7,541)	(42,761)	(24,879)
Profit /( loss), sale of vessel	-	-	-	-	-	-	(669)
General and administrative expenses	(7,435)	(6,968)	(5,569)	(2,793)	(2,731)	(18,062)	(8,827)
EBITDA	51,005	25,603	5,832	1,607	7,590	40,632	27,236

EARNINGS CONFERENCE CALL INFORMATION
DHT will host a conference call at 8:00 a.m. EDT on Wednesday April 29, 2015 to discuss the results for the quarter.  All shareholders and other interested parties are invited to join the conference call, which may be accessed by calling 1 718-971-5738 within the United States, 23500486 within Norway and +44 20 7136 6283 for international callers. The passcode is “DHT”.  A live webcast of the conference call will be available in the Investor Relations section on DHT's website at http://www.dhtankers.com.

An audio replay of the conference call will be available through May 5, 2015.  To access the replay, dial 1 347 366 9565 within the United States, 21000498 within Norway or +44 20 3427 0598 for international callers and enter 2508307# as the pass code.

About DHT Holdings, Inc.
DHT is an independent crude oil tanker company. Our fleet trades internationally and consists of crude oil tankers in the VLCC, Suezmax and Aframax segments. We operate through our integrated management companies in Oslo, Norway and Singapore. You shall recognize us by our business approach with an experienced organization with focus on first rate operations and customer service, quality ships built at quality shipyards, prudent capital structure with robust cash break even levels to accommodate staying power through the business cycles, a combination of market exposure and fixed income contracts for our fleet and a transparent corporate structure maintaining a high level of integrity and good governance.  For further information: www.dhtankers.com.

Forward Looking Statements

This press release contains certain forward-looking statements and information relating to the Company that are based on beliefs of the Company’s management as well as assumptions, expectations, projections, intentions and beliefs about future events, in particular regarding daily charter rates, vessel utilization, the future number of newbuilding deliveries, oil prices and seasonal fluctuations in vessel supply and demand. When used in this document, words such as “believe,” “intend,” “anticipate,” “estimate,” “project,” “forecast,” “plan,” “potential,” “will,” “may,” “should” and “expect” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements.  These statements reflect the Company’s current views with respect to future events and are based on assumptions and subject to risks and uncertainties.  Given these uncertainties, you should not place undue reliance on these forward-looking statements.  These forward-looking statements represent the Company’s estimates and assumptions only as of the date of this press release and are not intended to give any assurance as to future results.  For a detailed discussion of the risk factors that might cause future results to differ, please refer to the Company’s Annual Report on Form 20-F, filed with the Securities and Exchange Commission on March 19, 2015.

The Company undertakes no obligation to publicly update or revise any forward-looking statements contained in this press release, whether as a result of new information, future events or otherwise, except as required by law.  In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this press release might not occur, and the Company’s actual results could differ materially from those anticipated in these forward-looking statements.

CONTACT:
Eirik Ubøe, CFO
Phone: +1 441 299 4912 and +47 412 92 712
E-mail: eu@dhtankers.com

DHT HOLDINGS, INC.

UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
AS OF MARCH 31, 2015

DHT HOLDINGS, INC.

CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION (UNAUDITED)
($ in thousands except per share amounts)
ASSETS	Note	March 31, 2015	December 31, 2014
Current assets
Cash and cash equivalents		$176,446	166,684
Accounts receivable and accrued revenues	9	29,996	28,708
Prepaid expenses		1,328	972
Bunkers, lube oils and consumables		10,283	15,906
Total current assets		$218,054	212,271

Non-current assets
Vessels and time charter contracts	6	$968,567	988,168
Advances for vessels under construction	6	194,147	174,496
Other property, plant and equipment		517	463
Investment in associated company		2,743	2,697
Total non-current assets		$1,165,974	1,165,825

Total assets		$1,384,028	1,378,095

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities
Accounts payable and accrued expenses		$19,996	29,999
Derivative financial liabilities		3,596	3,518
Current portion long term debt	5	31,330	31,961
Deferred shipping revenues		4,649	2,428
Total current liabilities		$59,570	67,906

Non-current liabilities
Long term debt	5	$623,119	629,320
Derivative financial liabilities		5,763	6,019
Total non-current liabilities		$628,882	635,339

Total liabilities		$688,452	703,245

Stockholders' equity
Stock	7.8	$929	925
Additional paid-in capital	7.8	873,522	873,522
Accumulated deficit		(185,413)	(204,011)
Translation differences		(388)	(296)
Other reserves		6,926	4,712
Total stockholders equity		$695,576	674,851

Total liabilities and stockholders' equity		$1,384,028	1,378,095

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements

DHT HOLDINGS, INC.

CONDENSED CONSOLIDATED INCOME STATEMENT (UNAUDITED)
($ in thousands except per share amounts)

		1Q 2015	1Q 2014
	Note	Jan. 1 - Mar. 31 2015	Jan. 1 - Mar. 31 2014
Shipping revenues		$95,635	24,500

Operating expenses
Voyage expenses		(22,175)	(6,638)
Vessel operating expenses		(15,020)	(7,541)
Depreciation and amortization	6	(19,640)	(7,000)
Reversal of impairment charges	6	-	-
Profit /( loss), sale of vessel		-	-
General and administrative expense		(7,435)	(2,731)
Total operating expenses		$(64,271)	(23,911)

Operating income		$31,365	590

Share of profit from associated companies		82	-
Interest income		42	29
Interest expense		(8,507)	(1,201)
Fair value gain/(loss) on derivative financial instruments		179	(0)
Other financial income/(expenses)		151	104
Profit/(loss) before tax		$23,312	(478)

Income tax expense		(88)	-
Net income/(loss) after tax		$23,224	(478)
Attributable to the owners of parent		$23,224	(478)

Basic net income/(loss) per share		0.25	(0.01)
Diluted net income/(loss) per share		0.23	(0.01)

Weighted average number of shares (basic)		92,608,451	57,076,565
Weighted average number of shares (diluted)		111,323,807	57,147,201

CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

Profit for the period		$23,224	(478)

Other comprehensive income:
Items that will not be reclassified to income statement:
Remeasurement of defined benefit obligation (loss)		-	-
Total		$-	-
Items that may be reclassified to income statement:
Exchange gain (loss) on translation of foreign currency
denominated associate and subsidiary		(92)	-
Total		$(92)	-

Other comprehensive income		$(92)	-

Total comprehensive income for the period		$23,132	(478)

Attributable to the owners of parent		$23,132	(478)

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements

DHT HOLDINGS, INC.

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOW (UNAUDITED)
($ in thousands)

		Q1 2015	Q1 2014
	Note	Jan. 1 - Mar. 31, 2015	Jan. 1 - Mar. 31, 2014

Cash flows from operating activities:
Net income / (loss)		23,224	(478)
Items included in net income not affecting cash flows:
Depreciation	6	19,640	7,088
Amortization of debt issuance costs		1,710	-
Fair value (gain) / loss on derivative financial instruments		(179)	-
Compensation related to options and restricted stock		2,218	(971)
Share of profit in associated companies		(82)	-
Unrealized currency translation lossess / (gains)		36	-
Changes in operating assets and liabilities:
Accounts receivable and accrued revenues	9	(1,288)	2,813
Prepaid expenses		(356)	(1,072)
Accounts payable and accrued expenses		(9,998)	6,821
Deferred shipping revenues		2,221	-
Prepaid charter hire		-	500
Bunkers, lube oils and consumables		5,623	(4,611)
Net cash provided by operating activities		42,769	10,091

Cash flows from investing activities:
Investment in vessels		(44)	(100,882)
Investment in vessels under construction		(19,651)	(77,158)
Investment in property, plant and equipment		(144)	-
Net cash used in investing activities		(19,839)	(178,040)

Cash flows from financing activities
Issuance of stock	7,8	-	215,889
Cash dividends paid	8	(4,626)	(1,385)
Issuance of long term debt	5	-	47,361
Repayment of long-term debt	5	(8,542)	-
Net cash provided by/(used) in financing activities		(13,168)	261,865

Net increase/(decrease) in cash and cash equivalents		9,762	93,917
Cash and cash equivalents at beginning of period		166,684	126,065
Cash and cash equivalents at end of period		176,446	219,982

Specification of items included in operating activities:
Interest paid		8,807	880
Interest received		47	29

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements

DHT HOLDINGS, INC.

SUMMARY CONSOLIDATED STATEMENT OF CHANGES
IN SHAREHOLDERS’ EQUITY (UNAUDITED)
($ in thousands except shares)

	Common Stock			Preferred Stock

			Paid-in			Paid-in
			Additional			Additional	Retained	Translation	Other	Total
Note	Shares	Amount	Capital	Shares	Amount	Capital	Earnings	Differences	Reserves	Equity
Balance at January 1, 2014	29,040,975	$290	$447,393	97,579	$1	$44,634	(210,683)	$	$3,118	$284,753
Net income/(loss) after tax							(478)			(478)
Other comprehensive income										-
Total comprehensive income							(478)	-		(478)
Cash dividends declared and paid							(1,385)			(1,385)
Issue of stock	30,300,000	303	215,583		-					215,886
Exchange of preferred stock	9,757,900	98	44,537	(97,579)	(1)	(44,634)				-
Compensation related to options and restricted stock	317,506	3							(971)	(968)
Balance at March 31, 2014	69,416,381	$694	$707,513	-	$-	$-	(212,546)	$-	$2,147	$497,809

	Common Stock			Preferred Stock

			Paid-in			Paid-in
			Additional			Additional	Retained	Translation	Other	Total
Note	Shares	Amount	Capital	Shares	Amount	Capital	Earnings	Differences	Reserves	Equity
Balance at January 1, 2015	92,510,086	$925	$873,522	-	$-	$-	(204,011)	$(296)	$4,712	$674,851
Net income/(loss) after tax							23,224			23,224
Other comprehensive income								(92)		(92)
Total comprehensive income							23,224	(92)		23,132
Cash dividends declared and paid							(4,626)			(4,626)
Exchange of preferred stock										-
Compensation related to options and restricted stock	340,495	3							2,215	2,218
Balance at March 31, 2015	92,850,581	$929	$873,522	-	$-	$-	(185,413)	$(388)	$6,926	$695,576

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE PERIOD ENDED MARCH 31, 2015

Note 1 – General information
DHT Holdings, Inc. (“DHT” or the “Company”) is a company incorporated under the laws of the Marshall Islands whose shares are listed on the New York Stock Exchange. The Company’s principal executive office is located at Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda. The Company is engaged in the ownership and operation of a fleet of crude oil carriers.

The financial statements were approved by the Company’s Board of Directors (the “Board”) on April 28, 2015 and authorized for issue on April 28, 2015.

Note 2 – General accounting principles
The condensed consolidated interim financial statements do not include all information and disclosure required in the annual financial statements and should be read in conjunction with DHT’s audited consolidated financial statements included in its Annual Report on Form 20-F for 2014. Our interim results are not necessarily indicative of our results for the entire year or for any future periods.

The condensed financial statements have been prepared in accordance with IAS 34 “Interim Financial Reporting” as issued by the International Accounting Standards Board (“IASB”).

The condensed financial statements have been prepared on a historical cost basis, except for derivative financial instruments that have been measured at fair value. The accounting policies that have been followed in these condensed financial statements are the same as presented in the 2014 audited consolidated financial statements.

These interim financial statements have been prepared on a going concern basis.

Changes in accounting policy and disclosure

New and amended standards, and interpretations mandatory for the first time for the financial year beginning January 1, 2015 but not currently relevant to DHT (although they may affect the accounting for future transactions and events). The adoption did not have any effect on the financial statements:

Amendment to IAS 19	Defined Benefit Plans: Employee Contributions
Annual Improvements to IFRSs	2010 – 2012 Cycle
Annual Improvements to IFRSs	2011 – 2013 Cycle

Note 3 – Segment reporting
Since DHT’s business is limited to operating a fleet of crude oil tankers, management has organized the entity as one segment based upon the service provided. Consequently, the Company has one operating segment as defined in IFRS 8, Operating Segments.

Information about major customers:
As of March 31, 2015, the Company had 18 vessels in operation; eight were on fixed rate time charters, one on index based time charter and nine vessels operating in the spot market. For the period from January 1, 2015 to March 31, 2015, five customers represented $20.9 million, $18.2 million, $10.8 million, $7.5 million and $7.1 million, respectively, of the Company’s revenues. For the period from January 1, 2014 to March 31, 2014, four customers represented $5.9 million, $4.9 million, $2.9 million and $2.5 million, respectively, of the Company’s revenues.

Note 4 – Business combinations

Samco Shipholding Pte. Ltd. - Singapore
On September 16, 2014 DHT Holdings Inc. acquired all the outstanding shares of Samco Shipholding Pte. Ltd. (“Samco”), a private company incorporated under the laws of the Republic of Singapore, for an estimated purchase price of $325.2 million of which $317.0 million has been paid as of March 31, 2015 including $5.0 million that has been deposited in an escrow fund pending final determination of any purchase price adjustment following the closing. DHT used the net proceeds of its registered direct offering of common stock and concurrent private placement of convertible senior unsecured notes due 2019 completed in September 2014, plus cash on hand, to fund the acquisition.

Included in the transaction was Samco’s 50% ownership in Goodwood Ship Management Pte. Ltd., a private ship management company incorporated under the laws of the Republic of Singapore.

No goodwill has been identified in the transaction.

During first quarter we have agreed to a final purchase price of $324.6 million which has been reflected in the March 31, 2015 financial statements and in the following table:

Fair value of the net assets and liabilities acquired (Preliminary purchase price allocation):

USD '000	Preliminary fair values	Preliminary
	as of acquisition date	fair values as of
	included in the fourth	acquisition date
	quarter report
Assets
Vessels and time charter contracts	580,733	580,733
Property, plant and equipment	18	18
Associated company	2,764	2,764
Accounts receivables	13,349	12,846
Inventories	6,186	6,186
Cash, bank and marketable securities	60,673	60,673
Total assets	663,723	663,220

Liabilities and equity
Total shareholders' equity	325,158	324,567
Long-term liabilities, interest-bearing	276,268	276,268
Current liabilities, interest-bearing	51,587	51,587
Accounts payable	10,710	10,798
Total liabilities and equity	663,723	663,220

The transaction included a total of $60.7 million in cash from Samco.

Net cash outflow on acquisition of subsidiary

Initial consideration paid in cash	317,005
Less: cash and cash equivalent balances aquired	(60,673)
Net initial cash outflow as per March 31, 2015	256,332

Total consideration	324,567
Additional cash consideration	7,562

Note 5 – Interest bearing debt
As of March 31, 2015, DHT had interest bearing debt totaling $686.8 (including the $150 million convertible senior notes discussed in Note 7).

Scheduled debt repayments (USD million) and margin above Libor

	April 1 to June 30, 2015	2H 2015	2016	2017	2018	Thereafter	Total	Margin above Libor
RBS Credit Facility*	-	-	-	113.3	-	-	113.3	1.75%
DVB - Phoenix	0.6	1.2	15.9	-	-	-	17.7	2.75%
DNB - Eagle	0.6	1.3	22.3	-	-	-	24.1	2.50%
DNB - Hawk/Falcon	1.0	2.0	4.0	4.0	4.0	30.0	45.0	3.25%
Nordea/DNB/DVB syndicate	5.1	10.2	20.4	20.4	20.4	220.2	296.9	2.50%
Credit Agricole - Samco Scandinavia	1.0	1.9	36.8	-	-	-	39.7	1.60%
Convertible Note						150.0	150.0
Total	8.3	16.6	99.4	137.7	24.4	400.2	686.8
Unamortized upfront fees bank loans and fair value adjustment							(8.1)
Difference amortized cost/notional amount convertible note							(24.3)
Total long term debt							654.4
*Commencing with the second quarter of 2016, subject to a free cash flow calculation, we will be required to pay installments under the RBS credit facility equal to free cash flow (after adjusting for capital expenditures for the next two quarters) for DHT Maritime, Inc. during the preceding quarter, capped at $7.5 million per quarter.

Nordea/DNB/DVB – six Samco vessels and DHT Condor
In December 2014 we entered into a credit facility in amount of $302.0 million with Nordea, DNB and DVB as lenders, and DHT Holdings, Inc. as guarantor for the re-financing of the financing of Samco Europe, Samco China, Samco Amazon, Samco Redwood, Samco Sundarbans and Samco Taiga as well as the financing of the DHT Condor.  Borrowings bear interest at a rate equal to Libor + 2.50% and are repayable in 20 quarterly installments of $5.1 million from March 2015 to December 2019 and a final payment of $199.8 million in December 2019. The credit facility is guaranteed by DHT and contains a covenant requiring that at all times the charter-free market value of the vessels that secure the credit facility be no less than 135% of borrowings. Also, DHT covenants that, throughout the term of the credit facility, DHT, on a consolidated basis, shall maintain:

●	value adjusted* tangible net worth of $200 million
●	value adjusted* tangible net worth shall be at least 25% of value adjusted total assets
●	unencumbered consolidated cash of at least the higher of (i) $20 million and (ii) 6% of our gross interest bearing debt

*value adjusted defined as an adjustment to reflect the difference between the carrying amount and the market valuations of the Company’s vessels (as determined quarterly by two approved brokers).

DNB – DHT Falcon and DHT Hawk
In February 2014 we entered into a credit facility for up to $50.0 million with DNB, as lender, and DHT Holdings, Inc. as guarantor for the financing of the acquisition of the two vessels, DHT Falcon and DHT Hawk.  Borrowings bear interest at a rate equal to Libor + 3.25% and are repayable in 20 quarterly installments of $1.0 million from May 2014 to February 2019 and a final payment of $29.0 million in February 2019. The credit facility is guaranteed by DHT and contains a covenant requiring that at all times the charter-free market value of the vessels that secure the credit facility be no less than 135% of borrowings. Also, DHT covenants that, throughout the term of the credit facility, DHT, on a consolidated basis, shall maintain:

●	value adjusted* tangible net worth of $150 million
●	value adjusted* tangible net worth shall be at least 25% of value adjusted total assets
●	unencumbered consolidated cash of at least the higher of (i) $20 million and (ii) 6% of our gross interest bearing debt

*value adjusted defined as an adjustment to reflect the difference between the carrying amount and the market valuations of the Company’s vessels (as determined quarterly by an approved broker).

RBS – DHT Maritime, Inc.
In April 2013 the Company’s wholly owned subsidiary, DHT Maritime, Inc., amended its credit agreement with the Royal Bank of Scotland (“RBS”) whereby the minimum value covenant has been removed in its entirety. Furthermore, the installments scheduled to commence in 2016 have been changed from a fixed $9.1 million per quarter to a variable amount equal to free cash flow in the prior quarter – capped at $7.5 million per quarter. Free cash flow is defined as an amount calculated as of the last day of each quarter equal to the positive difference, if any, between: the sum of the earnings of the vessels during the quarter and the sum of ship operating expenses, voyage expenses, estimated capital expenses for the following two quarters, general & administrative expenses, interest expenses and change in working capital. The next scheduled installment would at the earliest take place in Q2 2016. As of March 31, 2015 the total outstanding under the RBS credit facility is $113.3 million with final maturity in July 2017. In April 2013 the Company made a prepayment of $25 million and the margin has increased to 1.75%. DHT Maritime’s financial obligations under the credit agreement are guaranteed by DHT Holdings, Inc.

DHT Phoenix and DHT Eagle
In March 2012 we entered into agreements to amend the credit agreements related to DHT Phoenix and DHT Eagle. The agreements were amended whereby, upon satisfaction of certain conditions, including the prepayment of $6.7 million and $6.9 million (equal to all scheduled installments through 2014), respectively, until and including December 31, 2014: (i) the “Value-to-Loan Ratio” will be lowered from 130% to 120%; and (ii) the margin on the loans will be increased by 0.25% to 3.00% and 2.75%, respectively. These two credit facilities also contain financial covenants related to each of the borrowers as well as DHT on a consolidated basis. DHT covenants that, throughout the term of the credit agreements, DHT on a consolidated basis shall maintain unencumbered cash of at least $20 million, value adjusted tangible net worth of at least $100 million and value adjusted tangible net worth of no less than 25% of the value adjusted total assets.

Credit Agricole - Samco Scandinavia
As of March 31, 2015 the total outstanding under the Credit Agricole credit facility is $39.7 million and there were 7 quarterly installments of $0.97 million each outstanding and a balloon payment of $33.9 million payable in December 2016. The loan bears interest at Libor plus a margin of 1.60% and includes a covenant that the charter-free value of the included vessels should be at least 120%.  In connection with the acquisition of Samco, we entered into a supplemental agreement with Credit Agricole whereby the lender provided waiver to the change of control clause related to the sale of the shares in Samco to DHT. The credit facility was amended, upon satisfaction of certain conditions, including the financial obligations under the credit facilities being guaranteed by DHT Holdings, Inc.. DHT covenants that, throughout the term of each of the credit facilities, DHT, on a consolidated basis, shall maintain:

●	value adjusted* tangible net worth of $150 million
●	value adjusted* tangible net worth shall be at least 25% of value adjusted total assets
●	unencumbered consolidated cash of at least the higher of (i) $20 million and (ii) 6% of our gross interest bearing debt

*value adjusted defined as an adjustment to reflect the difference between the carrying amount and the market valuations of the Company’s vessels (as determined quarterly by an approved broker).

In April the Company entered into firm commitment, subject to final documentation, for the refinancing of the Samco Scandinavia with a margin above Libor of 2.1875%.

As of the date of our most recent compliance certificates submitted for the fourth quarter of 2014, we remain in compliance with our financial covenants.

As of March 31, 2015, DHT has six interest rate swaps totaling $224.0 million with maturity ranging from the second quarter of 2015 to the second quarter of 2018.  The fixed interest rates range from 2.43% to 4.31%.  As of March 31, 2015, the fair value of the derivative financial liability related to the swaps amounted to $9.4 million.

As of March 31, 2015, the Company had entered into firm commitments for the debt financing of four of its newbuildings ordered at HHI. In April the Company entered into firm commitments, subject to final documentation, for the debt financing of the last two of its six newbuildings. The financing which will be drawn at delivery of the vessels equals about 50% of the contract prices with an average margin above Libor of 2.4%.

Note 6 – Vessels
The carrying values of our vessels may not represent their fair market value at any point in time since the market prices of second-hand vessels tend to fluctuate with changes in charter rates and the cost of constructing new vessels. Historically, both charter rates and vessel values have been cyclical. The carrying amounts of vessels held and used by us are reviewed for potential impairment or reversal of prior impairment charges whenever events or changes in circumstances indicate that the carrying amount of a particular vessel may not accurately reflect the recoverable amount of a particular vessel. The Company is of the view that there were no events or changes in circumstances indicating that the carrying amount of a particular vessel may not accurately reflect the recoverable amount of a particular vessel as of March 31, 2015.

Cost of Vessels		Depreciation, impairment and amortization*
At January 1, 2015	$1,303,915	At January 1, 2015	$315,748
Additions	44	Depreciation and amortization expense	19,584
Retirement **	(7,085)	Retirement	(7,024)
At March 31, 2015	$1,296,874	At March 31, 2015	$328,307

Carrying Amount
At January 1, 2015	$988,168
At March 31, 2015	$968,567

*Accumulated numbers
**Relates to completed depreciation of subsequent expenditure for Samco Sundarbans and Samco Taiga, completed depreciation of drydocking for DHT Phoenix and completed amortization of time charter contract for Samco Redwood.

Vessels under construction
We have entered into agreements with HHI for the construction of six VLCCs with average contract price of $95.5 million including $2.3 million in additions and upgrades to the standard specification.  As of March 31, 2015 we have paid pre-delivery installments totaling $190.5 million.

Cost of vessels under construction
At January 1, 2015	$174,496
Additions	19,651
Disposals	0
At March 31, 2015	$194,147

Carrying Amount
At January 1, 2015	$174,496
At March 31, 2015	$194,147

The following table is a timeline of future expected payments and dates relating to vessels under construction as of March 31, 2015*:

Vessels under construction (USD million)	Mar. 31, 2015	Dec. 31, 2014
Not later than one year	194.9	164.2
Later than one year and not later than three years	187.8	237.9
Later than three years and not later than five years	0.0	0.0
Total	382.6	402.1

*These are estimates only and are subject to change as construction progresses.

Note 7 – Equity and Convertible Bond Offerings

Private Placement
Each share of our Series B Participating Preferred Stock that was issued in November 2013 in connection with a private placement was mandatorily converted into 100 shares of our common stock at a 1:100 ratio on February 4, 2014.

Registered Direct Offerings
On February 5, 2014 we completed a registered direct offering of 30,300,000 shares generating net proceeds of approximately $215.7 million.

On September 16, 2014 we completed a registered direct offering of 23,076,924 shares generating net proceeds of approximately $144.6 million after the payment of placement agent fees.

Convertible Senior Note Offering
On September 16, 2014 we completed a private placement of $150 million aggregate principal amount of convertible senior notes due 2019 (the "Notes"). DHT will pay interest at a fixed rate of 4.5% per annum, payable semiannually in arrears. The Notes will be convertible into common stock of DHT at any time after placement until one business day prior to their maturity. The initial conversion price will be $8.125 per share of common stock (equivalent to 18,461,538 shares of common stock), and are subject to customary anti-dilution adjustments. Net proceeds to DHT were approximately $145.9 million after the payment of placement agent fees. The value of the conversion right has been estimated to $21.8 million; hence $21.8 million of the aggregate principal amount of $150.0 million has been classified as equity.

Note 8 – Stockholders equity and dividend payment

	Common stock	Preferred stock
Issued at March 31, 2015	92,850,581	-
Shares to be issued assuming conversion of convertible notes*	23,076,915
Numbers of shares authorized for issue at March 31, 2015	150,000,000	1,000,000
Par value	$0.01	$0.01
*assuming the maximum fundamental change conversion rate.

Common stock:
Each outstanding share of common stock entitles the holder to one vote on all matters submitted to a vote of stockholders.

Preferred stock:
Terms and rights of preferred shares will be established by the board when or if such shares would be issued.

Series B
Under the terms of the Private Placement that closed in November 2013, 97,579 shares of Series B Participating Preferred Stock, par value $0.01 per share, were designated and issued by the Company.

The Series B Participating Preferred Stock participated with the common stock in all dividend payments and distributions in respect of the common stock (other than dividends and distributions of common stock or subdivisions of the outstanding common stock) pro rata, based on each share of the Series B Participating Preferred Stock equaling 100 shares of common stock.  In addition, one share of issued and outstanding Series B Participating Preferred Stock equaled 100 shares of common stock for purposes of voting rights.

On February 4, 2014, all issued and outstanding shares of our Series B Participating Preferred Stock were mandatorily exchanged into shares of common stock at a 1:100 ratio after which the Company has no preferred shares outstanding.

Dividend payment:
Dividend payment as of March 31, 2015:
Payment date:	Total payment	Per common share
February 19, 2015	$ 4.6 million	$0.05
Total payment as of March 31, 2015:	$ 4.6 million	$0.05

Dividend payment as of December 31, 2014:
Payment date:	Total payment	Per common share
November 26, 2014	$ 1.9 million	$0.02
September 17, 2014	$ 1.4 million	$0.02
May 22, 2014	$ 1.4 million	$0.02
February 13, 2014	$ 1.4 million	$0.02
Total payment as of December 31, 2014:	$ 6.1 million	$0.08

Note 9 – Accounts receivable and accrued revenues
Accounts receivable and accrued revenues totaling $29.5 million as of March 31, 2015 consists mainly of accrued revenue not invoiced of $12.2 million and accounts receivable of $14.9 million with no material amounts overdue.

Note 10 - Financial risk management, objectives and policies
Note 10 in the 2014 annual report on Form 20-F provides for details of financial risk management objectives and policies.

The Company’s principal financial liability consists of long-term debt with the main purpose being to partly finance the Company’s assets and operations. The Company’s financial assets mainly comprise cash. The Company is exposed to market risk, credit risk and liquidity risk. The Company’s senior management oversees the management of these risks.

Note 11 – Subsequent Events

Dividend
On April 28, 2015 the Board approved a dividend of $0.15 per common share related to the first quarter 2015 to be paid on May 22, 2015 for shareholders of record as of May 13, 2015.

In April the Company entered into firm commitments, subject to final documentation, for the debt financing of the last two of its six newbuildings ordered at Hyundai Heavy Industries (“HHI”). The financing equals about 50% of the contract prices with an average margin above Libor of about 2.2%.  A total of $290.4 million, in financing, equal to about 50% of the contract prices, has now been secured for the six newbuildings with an average margin above Libor of 2.4%.

In April the Company entered into firm commitment, subject to final documentation, for the refinancing of the Samco Scandinavia with a margin above Libor of 2.1875%.